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                                                                  EXHIBIT 10.84



                          AMENDMENT TO LETTER OF INTENT

     The Letter of Intent between The Harvey Entertainment Company and Classic Media LLC dated August 24, 2000 is hereby amended as of September 28, 2000, as follows (capitalized terms not otherwise defined herein have the meanings set forth in the Letter of Intent):

I. Investor will invest $24 million in cash, contribute Investor's ownership interests in the UPA/Mr. Magoo library (at the valuation set forth in the LOI) and, if purchased by Investor prior to the Closing, contribute approximately $6 million face amount of Existing Preferred (assuming a purchase price of $2 million for such stock by Investor) in exchange for approximately $30 million of New Preferred. If Investor does not purchase the $6 million face amount of Existing Preferred, then the cash portion of the investment will be $26 million. (Investor advises the Company that it has negotiated an agreement in principle with one holder of Existing Preferred to purchase approximately $6 million face amount of Existing Preferred.) Any financing warrants associated with the $6 million of Existing Preferred intended to be purchased by Investor will be cancelled.

II. The New Preferred $3.00 conversion price and anti-dilution protection will be reduced to $2.85 per share.

III. The financing warrants and performance warrants described in Paragraph 2(b) of the LOI will remain unchanged.

IV. The cash portion of the purchase price to be paid for the New Preferred will be used for working capital.

V. The $4 million tranche of Existing Preferred conversion price and anti-dilution protection described in Paragraph 4(a) will be reduced from $3.00 to $2.85.

VI. Investor is aware of the deteriorating cash situation at the Company which will preclude the Company from implementing its business plan, and will consider on mutually satisfactory terms making available to the Company up to $3 million in the form of a note subordinated to Chase and the former PM shareholders (using Chase's customary subordination agreement) for interim working capital purposes pending the close and to be used to begin production of three films at PM Entertainment as the parties have discussed. At the closing, the note would become part of the consideration to be paid by Investor for the New Preferred and would thereby reduce the cash portion of the purchase price payable at closing. If the closing does not occur, the note would be due 120 days after the maturity date of the Chase loan.

VII. The Company shall seek a fairness opinion for this revised transaction by the close of business October 4, 2000. The parties shall continue to treat the failure to receive an affirmative fairness opinion as if it were a No Fault Termination at the end of the Due Diligence Period and, contrary to the provisions of Paragraph 7 of the Letter of Intent, in such event the Company will not be required to reimburse Investor for its out-of-pocket expenses.



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        Other than as set forth above or as contemplated thereby, the Letter of
Intent shall continue to be effective and binding.


THE HARVEY ENTERTAINMENT COMPANY


By:      /s/ ROGER A. BURLAGE
         ----------------------
         Name: Roger A. Burlage
         Title: Chairman and Chief Executive Officer


CLASSIC MEDIA LLC


By:      /s/ ERIC ELLENBOGEN
         ---------------------
         Name: Eric Ellenbogen
         Title: Chief Executive Officer and President